SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


SEC File No: 0-20995

                                   (Check One)
/X/ Form 10 K and Form 10-KSB     / / Form 20-F         / / Form 11-K
/ / Form 10-Q and Form 10-QSB     / / Form N-SAR

         For Period Ended:   December 31, 1997
         /  /     Transition Report on Form 10-K
         /  /     Transition Report on Form 20-F
         /  /     Transition Report on Form 11-K
         /  /     Transition Report on Form 10-Q
         /  /     Transition Report on Form N-SAR
         For the Transition Period Ended........................................

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 ................................................................................
 ................................................................................
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PART I - REGISTRANT INFORMATION
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         Full Name of Registrant:  Exstar Financial Corporation

         Former Name if Applicable:
         .......................................................................

         Address of Principal Executive Office (Street and Number)

         2029 Village Lane, Solvang, California 93463-2275
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PART II -- RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                     See Part III Narrative attached hereto.
                         (Attach Extra Sheets if Needed)
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PART IV -- OTHER INFORMATION
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         (1)      Name and telephone number of person to contact in regard to this notification

                  ((Name)                       (Area Code) (Telephone Number)
                  Lori L. Meehan                   (312)       922-8800
                  Secretary & General Counsel

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   / X/   Yes         /  /   No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  /  /    Yes         / X/   No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Potential changes in the Registrant's results of operations are described in the Part III Narrative attached hereto.

                  (Name of Registrant as specified in charter)
                          Exstar Financial Corporation

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 1998               By: /s/  STEVEN C. SHINN
                                          ----------------------
                                          Steven C. Shinn, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                          EXSTAR FINANCIAL CORPORATION

                    FORM 12B-25 WITH RESPECT TO ANNUAL REPORT
                 ON FORM 10-K FOR YEAR ENDING DECEMBER 31, 1997


                              PART III - NARRATIVE


         Exstar Financial Corporation (the "Company") is unable to timely file its annual report on Form 10-K for the year ending December 31, 1997 because of ongoing negotiations concerning the sale of one of the Company's significant assets. Changes in the status of such sale have altered the disclosures that would otherwise be made in the Company's Form 10-K, and delayed its completion.